Exhibit 99.1

Cenovus has strong second-quarter operational performance

Oil sands production increases, operating costs decline

Calgary, Alberta (July 28, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver strong and reliable operating performance in the second quarter of 2016. The company remains on track with its plans to bring on two new oil sands expansion phases and achieve up to $500 million in capital, operating and general and administrative (G&A) cost reductions compared with its original 2016 budget.

“We’ve achieved significant sustainable improvements in our cost structure over the last year and a half, and we’ll remain vigilant on costs to maximize our competitive position in this challenging and volatile commodity price environment,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “Our reduced cost base and strong operational performance, coupled with an improvement in benchmark oil and natural gas prices from the lows reached earlier this year, contributed to a solid second quarter.”

Key developments

●	Decreased per-barrel oil sands operating costs by 24% and per-barrel conventional crude oil operating costs by 9% compared with the second quarter of 2015
●	Achieved production at Foster Creek of almost 69,000 barrels per day (bbls/d) net in June. Second-quarter production was nearly 65,000 bbls/d net, 11% higher than in the same period of 2015. Foster Creek is on track to exit the year with volumes above 70,000 bbls/d net
●	Increased production at Christina Lake to more than 78,000 bbls/d net, 8% higher than in the second quarter of 2015
●	The Foster Creek phase G and Christina Lake phase F expansion projects remain on track to add incremental production in the third quarter
●	Exited the quarter with nearly $8 billion in liquidity, including $3.8 billion in cash, $4 billion in unused credit facilities, and net debt to capitalization of 17%

Production & financial summary
(For the period ended June 30) Production (before royalties)	2016 Q2	2015 Q2	% change
Oil sands (bbls/d)	142,604	130,734	9
Conventional oil[1] (bbls/d)	55,476	69,220	-20
Total oil (bbls/d)	198,080	199,954	-1
Natural gas (MMcf/d)	399	450	-11
Financial ($ millions, except per share amounts)
Cash flow[2]	440	477	-8
Per share diluted	0.53	0.58
Operating earnings/loss[2]	-39	151
Per share diluted	-0.05	0.18
Net earnings/loss	-267	126
Per share diluted	-0.32	0.15
Capital investment	236	357	-34

1 Includes natural gas liquids (NGLs).

2 Cash flow and operating earnings/loss are non-GAAP measures as defined in the Advisory.

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Overview

Cenovus’s strong operational performance in the second quarter of 2016 included a 9% increase in combined oil sands production and a 24% decrease in per-barrel oil sands operating costs compared with the same quarter of 2015. The company’s year-over-year financial performance was negatively impacted by the significant decline in crude oil and natural gas prices from the previous year’s quarter. However, an increase in crude oil and natural gas prices from the multi-year lows reached in the first three months of 2016 contributed to improved cash flow compared with the first quarter of this year.

Oil production

Production at Cenovus’s Foster Creek oil sands project averaged approximately 65,000 bbls/d net in the second quarter, 11% higher than in the same period a year earlier when a precautionary shutdown due to nearby forest fire activity reduced volumes by approximately 10,500 bbls/d net. Operations at Foster Creek have not been affected by forest fire activity in 2016. June production averaged just under 69,000 bbls/d net as Cenovus continued to ramp up new sustaining well pads at Foster Creek and brought a number of wells that were down for servicing back online, as planned. At the end of June, the company had commissioned the majority of the facilities for its Foster Creek expansion phase G, which is on track to be completed and add incremental oil volumes in the third quarter, with ramp-up expected over an 18-month period. Cenovus continues to anticipate exiting 2016 with Foster Creek production above 70,000 bbls/d net.

Production at Christina Lake averaged approximately 78,000 bbls/d net in the second quarter, an 8% increase from the same period a year earlier. The increase was largely due to the completion of the Christina Lake optimization project in late 2015 and the reliable performance of the operation’s facilities. Christina Lake phase F remains on track for first oil in the third quarter and is expected to ramp up over a 12-month period. During the second quarter, Cenovus successfully commissioned its 100 megawatt Christina Lake cogeneration power plant, with full ramp-up expected in the third quarter. The company is spending a small amount of capital to complete detailed engineering on Christina Lake phase G and is in the process of rebidding work on the project. Cenovus expects to provide more information at the time of its 2017 budget announcement in December about the potential to restart phase G, which was put on hold in late 2014 due to the decline in oil prices.

“Given the strength of our balance sheet and financial position as well as our high level of confidence that the cost reductions we’ve achieved will be largely sustainable, I’m optimistic about the potential to resume construction on some of our deferred projects,” said Ferguson. “However, we still need additional clarity on federal fiscal and regulatory policies that could impact our operating environment.”

In the second quarter, Cenovus undertook precautionary staff evacuations at its Christina Lake and Pelican Lake operations due to nearby forest fire activity. While non-essential personnel at Christina Lake were sent home for several days in May due to heightened forest fire risk, essential staff remained at site and safely continued full production. In June, a forest fire near Pelican Lake prompted the orderly shutdown and precautionary evacuation of all personnel from site for two days. Operations and staffing were restored to normal levels in a safe and timely manner.

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“I’m extremely pleased with the composure and professionalism our teams have displayed in carrying out these precautionary measures to protect our people and operations this wildfire season,” said Kieron McFadyen, Cenovus Executive Vice-President & President, Upstream Oil & Gas. “Fortunately, everyone has remained safe, and our infrastructure has not been impacted by forest fires. Our thoughts go out to everyone who was affected by the fire that devastated Fort McMurray this spring.”

Cost reductions

Cenovus remains on track with its target to reduce capital, operating and G&A costs by up to $500 million this year compared with its original 2016 budget. The company expects about two-thirds of its realized cost reductions achieved since the end of 2014 will be sustainable even in a higher commodity price environment.

“I want to acknowledge the hard work of everyone at Cenovus in finding ways to reduce costs over the last year and a half,” said Ferguson. “This has made us stronger and more financially resilient, and we’ll continue to look for further efficiencies in the months ahead.”

Per-barrel operating costs continued to decline in the second quarter, compared with the same period in 2015, including a 24% reduction in combined oil sands operating costs to $8.06 per barrel (bbl). Oil sands non-fuel operating costs fell by 19% to $6.54/bbl primarily as a result of higher production volumes, better prioritization of repairs and maintenance and improved well pump performance. During the second quarter, Christina Lake recorded a larger credit under Alberta’s greenhouse gas emissions regulations than in the second quarter of last year, which also helped to reduce operating costs.

As previously announced, Cenovus completed its planned workforce reduction program in the second quarter, bringing total staff reductions since the end of 2014 to 31%. In the second quarter, Cenovus recorded severance costs of approximately $19 million related to its 2016 workforce reductions.

Financial performance

The year-over-year decline in West Texas Intermediate (WTI), Western Canadian Select (WCS) and AECO natural gas prices of 21%, 30% and 53%, respectively, as well as a decline in average market crack spreads contributed to a decrease in second-quarter operating cash flow to $541 million, 42% lower than in the same period of 2015. Upstream operating cash flow was down 45% to $348 million.

The company’s refining and marketing business had strong operating performance in the second quarter, with operating cash flow of $193 million. This represents a $216 million improvement from the first quarter of the year, primarily driven by a recovery in market crack spreads and better utilization rates. Year over year, operating cash flow from refining and marketing was down 36% in the second quarter of 2016, primarily due to lower average market crack spreads driven by higher storage levels for refined product and a 75% narrowing of the Brent-WTI price differential.

Cenovus ended the second quarter of 2016 with cash and cash equivalents of approximately $3.8 billion. Including $4.0 billion in undrawn capacity under its committed credit facility, the company has nearly $8 billion in liquidity available, with no debt maturing until the fourth quarter of 2019. At the end of the second quarter, the company’s net debt to capitalization was 17% compared with 28% at the end of the second quarter of 2015. Its

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net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was 1.9 times on a trailing 12-month basis, compared with 1.5 times at the end of the same period a year ago.

Cenovus has an active hedging program and will evaluate additional hedging opportunities for 2017 and 2018 to help maintain its financial resilience.

Guidance update

Cenovus has updated its 2016 full-year guidance to reflect actual results for the first six months of the year and the company’s estimates for the second half of 2016. The revisions primarily reflect expectations for continued improvement in company-wide operating costs and lower anticipated capital spending at Cenovus’s oil sands business. Updated guidance is available at cenovus.com under “Investors.”

Second quarter details

Oil sands

Foster Creek

●	Production averaged 64,544 bbls/d net in the second quarter of 2016, an 11% increase from the same period of 2015.
●	Operating costs at Foster Creek declined 24% to $10.15/bbl in the quarter. Non-fuel operating costs were $8.51/bbl, a 19% drop from a year earlier.
●	The steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.9 for the second quarter compared with 2.3 in the same period of 2015. The SOR is expected to decrease as new well pads come online later this year.
●	Netbacks, including realized hedging gains, were $13.46/bbl for the quarter, a 45% decrease from the same quarter of 2015.

Christina Lake

●	Production averaged 78,060 bbls/d net in the second quarter of 2016, an 8% increase from the same period a year earlier.
●	Operating costs were $6.35/bbl in the quarter, a decline of 23% from a year earlier. Non-fuel operating costs were $4.93/bbl, 18% lower than in the same period in 2015.
●	The SOR was 1.8 during the second quarter compared with 1.7 a year earlier.
●	Netbacks, including realized hedging gains, were $18.74/bbl in the quarter, down 42% from the same period in 2015.

Conventional oil

●	Total conventional oil production decreased 20% to 55,476 bbls/d in the second quarter of 2016 compared with the same quarter a year ago, primarily due to natural reservoir declines and the 2015 sale of Cenovus’s royalty and fee land business. The divested assets contributed an average of 4,300 bbls/d of production in the second quarter of 2015.
●	Operating costs were $14.00/bbl in the quarter, 9% lower than in the second quarter of 2015, primarily due to lower repairs and maintenance, chemical, electricity and workforce costs.

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Natural gas

●	Natural gas production averaged 399 million cubic feet per day (MMcf/d) in the second quarter of 2016, down 11% from the same period a year earlier, primarily due to expected natural declines and the company’s 2015 sale of its royalty and fee land business.
●	Operating costs fell 7% to $1.06 per thousand cubic feet (Mcf) in the quarter compared with the same period a year earlier.

Downstream

●	Cenovus’s Wood River Refinery in Illinois and Borger Refinery in Texas, which are jointly owned with the operator, Phillips 66, continued to have strong operational performance in the second quarter of 2016, including:
¡	processing a combined average of 458,000 bbls/d gross of crude oil (100% utilization) compared with 441,000 bbls/d gross in the same period in 2015 (96% utilization)
¡	producing a combined average of 483,000 bbls/d gross of refined products compared with 462,000 bbls/d gross a year earlier.
●	Cenovus had operating cash flow of $193 million from refining and marketing in the quarter compared with $300 million in the second quarter of 2015. The company’s refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s operating cash flow from refining and marketing would have been $107 million lower in the second quarter of 2016. In the second quarter of 2015, operating cash flow would have been $101 million lower on a LIFO reporting basis.

Financial

Corporate and financial information

●	Operating cash flow was $541 million in the second quarter, down 42% from the same period a year earlier, largely due to lower oil and natural gas prices and sales volumes as well as reduced operating cash flow from refining and marketing, primarily due to lower market crack spreads.
●	In the second quarter of 2016, Cenovus had capital spending of approximately $236 million, down 34% from a year earlier, with the bulk of the investment going towards the company’s oil sands operations. Capital investment in Cenovus’s oil sands crude oil operations was $138 million, 47% lower than in the same period of 2015. Investment in conventional oil was $32 million in the second quarter, 6% lower than in the same quarter in 2015, while refining and marketing investment was $53 million, a 10% increase, due in part to the debottlenecking project at the Wood River Refinery. Capital investment in natural gas was $3 million in the second quarter, compared with $2 million in the year-earlier period.
●	For the quarter, operating cash flow in excess of capital invested was $74 million from Cenovus’s conventional oil business and $7 million from natural gas. Operating cash flow from refining and marketing exceeded capital investment by $140 million, while operating cash flow from the company’s oil sands crude oil operations exceeded capital spending by $94 million.

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●	After investing approximately $236 million during the second quarter, Cenovus had free cash flow of $204 million compared with free cash flow of $120 million in the same period a year earlier.
●	Net loss was $267 million in the second quarter compared with net income of $126 million in the same period of 2015. The loss was primarily due to a decline in operating earnings, unrealized risk management losses of $284 million in the second quarter of 2016 compared with unrealized losses of $151 million in the second quarter of 2015, and non-operating unrealized foreign exchange losses of $18 million compared with unrealized gains of $99 million in the year-earlier period.
●	G&A expenses were $94 million in the quarter, 22% higher than in the same period of 2015. The increase was primarily due to recorded severance costs of approximately $19 million and a non-cash expense of $17 million related to office building leases in Calgary in excess of Cenovus’s current and near-term requirements.
●	At June 30, 2016, the company’s net debt to capitalization was 17% and net debt to adjusted EBITDA was 1.9 times. The debt to capitalization ratio was 34% and debt to adjusted EBITDA was 4.8 times. Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and debt to adjusted EBITDA of between 1.0 and 2.0 times. The company expects these ratios may be outside of the target ranges at different points in the economic cycle.
●	The Board of Directors has declared a third-quarter dividend of $0.05 per share, payable on September 30, 2016 to common shareholders of record as of September 15, 2016. Based on the July 27, 2016 closing share price on the Toronto Stock Exchange of $17.50, this represents an annualized yield of about 1.1%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis. Over the long term, Cenovus intends to target a meaningful dividend that is sustainable when prices are at the bottom of the commodity cycle. Increases in the dividend would be considered with sustained improvements in the company’s margins and production base.

Commodity price hedging

●	Since the release of its first quarter earnings statement on April 27, 2016, Cenovus has added the following hedges for the period 2016 through 2018:
¡	for July through December 2016, 30,000 bbls/d of WTI collars with a floor price of US$45.39/bbl
¡	for January through June 2017, 17,000 bbls/d of WTI swaps at US$48.97/bbl
¡	for July through December 2017, 25,000 bbls/d of WTI collars with a floor price of US$44.10/bbl
¡	for July through December 2017, 10,000 bbls/d of Brent swaps at US$53.09/bbl
¡	for January through June 2018, 10,000 bbls/d of Brent swaps at US$54.06/bbl
●	As of today, the company has approximately 32% of its oil production hedged for the remainder of 2016 at a volume-weighted average floor price of C$63.38/bbl.
●	In the second quarter of 2016, Cenovus had realized after-tax hedging losses of $5 million as the company’s contract prices trailed average benchmark prices. Cenovus had unrealized after-tax hedging losses of $207 million during the quarter.
●

Including hedging, market access commitments and downstream integration largely provided by the company’s two U.S. refineries, Cenovus has positioned itself to mitigate the impact of swings in the Canadian light-heavy oil price differential for

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more than 85% of its anticipated 2016 heavy oil production. Together, these mechanisms help to support Cenovus’s financial resilience during this challenging period for the industry.

Other developments

●	Across Cenovus’s operations, staff successfully demonstrated their commitment to safety by achieving more than 50 days without a recordable injury during the second quarter, the first time the company reached this milestone.
●	In the second quarter, Corporate Knights magazine named Cenovus as one of the 50 Best Corporate Citizens in Canada for 2015, the fourth consecutive year the company has been included in the listing.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 28, 2016, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures

This news release contains references to non-GAAP measures as follows:

●	Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets for comparability of Cenovus’s underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.
●	Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations.
●	Free cash flow is defined as cash flow less capital investment.
●	Operating earnings is used to provide a consistent measure of the comparability of the company’s underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada,

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foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

●	Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders’ equity. Net debt to capitalization is defined as net debt divided by net debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s most recent Management’s Discussion and Analysis (MD&A) available at cenovus.com.

Netbacks reported in this news release are calculated as set out in the Annual Information Form (AIF). Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the second quarter of 2016, the cost of condensate on a per-barrel of unblended crude oil basis was as follows: Christina Lake – $26.24 and Foster Creek – $24.76.

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “expect”, “estimate”, “plan”, “target”, “position”, “project”, “capacity”, “potential”, “may”, “on track”, “confidence” or similar expressions and includes suggestions of future outcomes, including statements about: milestones and schedules, including expected timing for new oil sands expansion phases; potential for resumption of deferred project construction; projections for 2016 and future years; forecast operating and financial results; targets for our debt to capitalization and debt to EBITDA ratios; planned capital expenditures; expected future production, including the timing, stability or growth thereof; our ability to preserve our financial resilience and plans and strategies with respect thereto; achieved and forecast cost savings and sustainability thereof; and dividend strategy. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

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Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: forecast oil and natural gas prices and other assumptions inherent in Cenovus’s 2016 guidance (as updated on July 28, 2016), available at cenovus.com; projected capital investment levels, flexibility of capital spending plans and associated source of funding; future cost reductions; sustainability of cost reductions; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; ability to obtain necessary regulatory and partner approvals; successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; and other risks and uncertainties described from time to time in the company’s filings with securities regulatory authorities.

The risk factors and uncertainties that could cause the company’s actual results to differ materially, include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of liquidity position; accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in operation of the company’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA as well as debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain relationships with partners and to successfully manage and operate the company’s integrated business; reliability of assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; risks associated with climate change; the timing and costs of well and pipeline construction; ability to secure adequate product transportation, including sufficient pipeline, crude-by-rail, marine or other alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and ability to attract and retain, critical talent; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus

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operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental (including in relation to abandonment, reclamation and remediation costs, levies or liability recovery with respect thereto), greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, financial results and consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries of operation; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s AIF or Form 40-F for the period ended December 31, 2015, together with the updates under “Risk Management” in each of the company’s first quarter 2016 and second quarter 2016 MD&A, available on SEDAR at sedar.com, EDGAR at sec.gov and on the company’s website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $17 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Graham Ingram Manager, Investor Relations 403-766-2849	Media Sonja Franklin Media Advisor 403-766-7264 General media line 403-766-7751

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